November 18, 2024

Jonathan Mackenzie
Chief Accounting Officer
Medifast, Inc.
100 International Drive
Baltimore, MD 21202

       Re: Medifast, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated October 30, 2024
           File No. 001-31573
Dear Jonathan Mackenzie:

        We have reviewed your October 30, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
17, 2024 letter.

Response Letter Dated October 30, 2024
Company Response to Staff Comment 1, page 1

1. Your response to prior comment 1 states that management made the strategic decision to permanently discontinue future OPTAVIA Conventions during the quarter ended
       June 30, 2024 and that the amount incurred is not a normal, recurring, cash operating expense necessary to operate your business. Please describe the purpose of these conventions, tell us why they were discontinued, and explain how this decision will affect the OPTAVIA coaching model.
2. We also note from your response to comment 1 that you entered into a strategic collaboration agreement with LifeMD to explore expanding into the medically supported weight loss market. Please explain in greater detail how your collaboration with LifeMD will be part of your core business and how it is expected to affect your operations (including as it relates to your strategy to return to growth and the
 November 18, 2024
Page 2

       broadening of customer acquisition activities, as noted in your Form
10-Q).
Form 10-Q for the Fiscal Quarter Ended September 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 25

3. We note that in your presentation of the non-GAAP measures, you have adjustments for supply chain optimization and restructuring of external manufacturing agreements, which include accelerated depreciation charges of approximately $9.2 million as disclosed on page 17. We also note that the accelerated depreciation charges relate to certain supply chain assets and reflect their impact of the adjusted useful lives. Please revise future filings to remove the accelerated depreciation charges as non-GAAP adjustments, or explain why they are appropriate. Refer to Question
100.04 of the
       SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP
Financial
       Measures.
4. In addition, we note the non-GAAP adjustment of approximately $2.6 million to cost of sales and gross profit in the nine months ended September 30, 2024 on page 27 related to supply chain optimization and restructuring of external manufacturing agreements. Please explain to us the nature of the cost and tell us why you believe it does not represent normal, recurring operating expenses. Refer to Question 100.01 of
       the SEC Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial
       Measures.
        Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing